Burnet,
Duckworth
& Palmer LLP
Law Firm

07020963

Reply to: Keith A. Greenfield
Direct Phone: **(403) 260-0309**
Direct Fax: **(403) 260-0330**
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: **(403) 260-0119**
Our File: 58383-19

Via Courier

February 1, 2007

SUPPL

RECEIVED
FEB 0 6 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company") - File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed is a Press Release dated January 22, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned document by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

PROCESSED
FEB 1 2 2007
THOMSON
FINANCIAL

Keith A. Greenfield

Enclosures

cc: Peter Scott, Rock Energy Inc.

dw 2/12

G:\058383\0019\Letter to Sec and Exch Comm 01.doc

rockenergy

Rock Energy reports operational results for 2006

January 22, 2007, Calgary, Alberta: Rock Energy Inc. (TSX:RE) - During 2006 Rock participated in the drilling of 33 wells (28.2 net) with an overall success rate of 96%. During the fourth quarter of 2006 the Company produced approximately 2,000 boe per day and is currently producing in excess of 2,200 boe per day (field estimates). These production rates are in line with the company's guidance for the period, and represent 24% growth from Q3/06. Rock has an additional 300 boe per day of production in the Musreau area awaiting a gas plant expansion scheduled to be completed by the fourth quarter of 2007. The table below illustrates the specific drilling results for the year.

2006 Drilling	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006	4th Quarter 2006	2006 Total
Heavy oil wells	7 (7.0 net)	2 (2.0 net)	8 (8.0 net)	8 (8.0 net)	25 (25.0 net)
Light oil wells	2 (0.7 net)	Nil	Nil	Nil	2 (0.7 net)
Gas wells	1 (0.1 net)	Nil	3 (1.3 net)	Nil	4 (1.4 net)
Dry and abandoned wells	Nil	Nil	1 (1.0 net)	1 (0.1 net)	2 (1.1 net)
Total wells	10 (7.8 net)	2 (2.0 net)	12 (10.3 net)	9 (8.1 net)	33 (28.2 net)
Success Rate (net)	100%	100%	90%	99%	96%

In addition to the drilling activities, Rock participated in 9 (6.1 net) re-completions during the year. Management estimates that total capital spending during 2006 is approximately $33 million (excluding the effect of the property sales). Fourth quarter spending amounted to $6.5 million as Rock accelerated approximately $2.0 million of 2007 capital spending into December 2006 to take advantage of operational efficiencies by drilling four additional heavy oil wells.

Rock's Board of Directors has approved an initial capital budget of $22 million for 2007 (of which $2.0 million was spent in December of 2006). During the remainder of the year the company expects to drill approximately 25 (16.5 net) wells and increase our production to exit the year at 2,600-2,800 boe per day (20-25% growth) without any contribution from our exploration projects. This capital program is expected to be funded with our cash flow and debt facility.

During the first quarter of 2007 Rock expects to participate in the drilling of 3-5 heavy oil wells in the Plains core area, 3-4 gas wells in the West Central region, and a light oil re-completion in the Medicine River area.

2006 has proved to be a very pivotal year for Rock Energy as we:

- Consolidated our asset base into two core areas and increased our working interest and operatorship;
- Strengthened our balance sheet through the sale process in July;
- Increased our production rate from 1,400 boe per day in July (post disposition) to a current rate exceeding 2,200 boe per day;
- Demonstrated the capability of our drilling program by adding over 2 million boe of proven plus probable reserves (management estimate as of Oct 1, 2006);
- Increased our net asset value per share by over 10% to $ 4.25 (management estimate at Oct 1, 2006), and;
- Built a strong inventory of drilling prospects for our future (80 drilling locations).

2007 will be a significant year for Rock as we move forward with a solid balance sheet and a foundation of production and cash flow. We have an exciting inventory of drilling opportunities including operated gas exploration prospects in the greater Kaybob area, and a high impact gas target at Kakwa that will be tested in the first quarter. The current market environment is providing some challenges and opportunities for our industry; however we believe Rock is positioned to take advantage of this situation and pursue acquisitions that will complement our operations and provide growth for our shareholders.

Advisory

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control, that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations reflected in those forward-looking statements are reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please visit our website at www.rockenergy.ca or contact:

Allen Bey
President & CEO
(403) 218-4380

or

Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380

END